Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED UNIT DISTRIBUTIONS

	Three Months Ended March 31,
	2007	2006
Earnings:
Income from continuing operations before minority interest and equity in earnings of unconsolidated affiliates	$27,187	$9,476
Contractual interest expense	22,631	23,810
Amortization of deferred financing costs	566	744
Financing obligations interest expense	992	942
Distributions of earnings from unconsolidated affiliates	1,898	2,232
Total earnings	$53,274	$37,204

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$22,631	$23,810
Amortization of deferred financing costs	566	744
Financing obligations interest expense	992	942
Capitalized interest	2,147	601
Interest component of rental expense	361	372
Total fixed charges	26,697	26,469
Preferred Unit distributions	4,113	4,724
Total fixed charges and Preferred Unit distributions	$30,810	$31,193

Ratio of earnings to fixed charges	2.00	1.41

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.73	1.19